GROWING PROFITABLE
RELATIONSHIPS OVER TIME

AR/S

P.E.
12-31-01

1999
2000
2001

02020097

2001 SUMMARY ANNUAL REPORT



Commerce Bancshares, Inc.

CONTENTS

ANNUAL MEETING

The annual meeting of Shareholders will be held Wednesday, April 17, 2002, at 9:30 a.m. in the Gallery I room of the Sheraton Clayton Plaza Hotel, 7730 Bonhomme Avenue, Clayton, Missouri, 63105.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

EquiServe Trust Company, N.A., P.O. Box 2500, Jersey City, New Jersey 07303-2500, 800-317-4445.

NOTICE

This year, for the first time, the Company is providing this book as a summary annual report. Shareholders, analysts or potential investors desiring the Company's annual Form 10-K or additional information about the Company may do so by accessing the Company's website **www.commercebank.com** or writing to Mr. Jeffery Aberdeen, Controller, at the address of the Company.

SHAREHOLDERS MAY RECEIVE FUTURE ANNUAL REPORTS AND PROXY MATERIAL OVER THE INTERNET.

To take advantage of the opportunity to receive materials electronically, rather than by mail, simply fill out the on-line consent form by logging onto the sign-up website at: **http://www.econsent.com/cbsh**.

Please note:

- You will need your account number from the proxy card to complete the enrollment process.
- Your consent is entirely revocable.
- You can always vote your proxy on the internet whether or not you elect to receive your materials electronically.

FINANCIAL HIGHLIGHTS

Commerce Bancshares, Inc. and Subsidiaries

(In thousands, except per share data)	1997	1998	1999	2000	2001
OPERATING RESULTS					
Net interest income	$ 397,774	$ 427,745	$ 466,001	$ 480,653	$ 467,910
Provision for loan losses	31,354	36,874	35,335	35,159	36,423
Non-interest income	180,092	214,037	236,209	252,808	277,512
Non-interest expense	344,450	379,344	419,015	430,381	439,638
Net income	132,702	150,091	166,213	178,574	181,974
Cash dividends	30,432	33,742	36,054	37,613	40,254
AT YEAR END					
Total assets	$10,306,941	$11,402,023	$11,400,936	$11,115,117	$12,902,806
Loans, net of unearned income	6,224,381	7,046,852	7,576,892	7,906,665	7,638,482
Investment securities	2,664,931	3,031,716	2,508,415	1,940,903	3,719,518
Deposits	8,700,578	9,530,197	9,164,123	9,081,738	10,031,966
Stockholders' equity	980,784	1,080,785	1,079,832	1,143,755	1,272,483
Non-performing assets	24,376	20,352	14,326	21,324	30,768
Common shares outstanding*	70,463	70,800	68,768	65,648	65,368
OTHER FINANCIAL DATA					
(Based on average balances)					
Return on total assets	1.37%	1.43%	1.50%	1.62%	1.55%
Return on stockholders' equity	14.08	14.58	15.40	16.22	14.88
Loans to deposits	70.93	75.24	77.94	87.26	82.49
Equity to assets	9.74	9.83	9.72	9.99	10.42
Net yield on interest earning assets (T/E)	4.61	4.56	4.61	4.74	4.35
Tier 1 capital ratio	12.10	11.30	11.68	12.04	12.28
Total capital ratio	13.22	12.59	12.99	13.36	13.64
Leverage ratio	8.81	8.80	9.17	9.91	9.81
Efficiency ratio	58.24	58.30	58.53	57.63	58.25
Diluted weighted average shares outstanding*	72,061	71,893	70,796	67,888	66,722
PER SHARE DATA					
Net income - basic*	$ 1.87	$ 2.12	$ 2.38	$ 2.66	$ 2.76
Net income - diluted*	1.84	2.09	2.35	2.63	2.73
Market price*	37.16	36.71	30.73	40.48	38.99
Book value*	13.92	15.27	15.70	17.42	19.47
Cash dividends*	.428	.477	.518	.562	.610
Cash dividend payout ratio	23.24%	22.81%	22.05%	21.38%	22.33%

*Restated for 5% stock dividend distributed December 2001.

GROWTH IN EARNINGS PER SHARE AND STOCK PRICE



$50
$40
$30
$20
$10
$ 0
STOCK PRICE
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
EARNINGS PER SHARE
92
93
94
95
96
97
98
99
00
01
STOCK PRICE
EPS

Message to shareholders

Last year was a very challenging time for our customers and employees. International tensions, an economic recession, and highly volatile interest rates underscored the importance of our corporate focus on relationships and long-term strategies. In 2001, we continued to build market share in our core accounts while producing increased earnings for our shareholders.

As a super-community bank, we are committed to growing our business in the Midwest, where we are deeply involved with our customers and communities. Our corporate mission: "Be accessible. Offer solutions. Build relationships." summarizes our business strategy of innovative product development and the highest level of personal service for our customers across retail, corporate, and money management business lines.



David W. Kemper *Chairman*

NET INCOME AND RETURN ON ASSETS



$200
$150
$100
$ 50
NET INCOME (IN MILLIONS)
1.7%
1.6%
1.5%
1.4%
1.3%
1.2%
1.1%
1.0%
RETURN ON ASSETS
92
93
94
95
96
97
98
99
00
01
NET INCOME
RETURN ON ASSETS

For 2001, Commerce Bancshares, Inc. reported its eleventh consecutive year of record earnings. Key performance indicators include:

- Earnings per share grew 4% in 2001 and have averaged an 11% growth rate per annum over the last five years.

- Financial markets were weak in 2001; the total value of Commerce Bancshares stock declined 2% although it performed well compared to the S&P's decline of 13% for the same period. Total value of the Company's common stock has risen by an average of 12% per annum over the last five years and 17% per annum over the last ten years, compared to S&P performance of 11% and 13% respectively.

- Even in a difficult economic environment, asset quality has remained strong and compares favorably with our peers. For 2001, net loan charge-offs totaled .48% of average loans outstanding. The allowance for loan losses totaled $130 million, or 1.7% of outstanding loans, and represented 422% of non-performing assets.

- A continued emphasis on developing non-interest income opportunities resulted in a 10% increase in fee revenue for the year. Non-interest income has grown from 30% of total revenues in 1992 to more than 37% in 2001.

- The Company continues to make significant investments in technology and other capital improvements, which allow us to offer our customers state-of-the-art products and services in a cost-effective manner. We have made a number of investments to enhance our competitive position, including a centralized contact center, check imaging systems, and a fully digitized loan processing system. Even with these initiatives, we maintained tight control over our non-interest expenses, which increased only 2% from the prior year.

- We are proud of our record of delivering consistent dividend increases. Cash dividends per share have increased 28% over the past three years. In December 2001, Commerce Bancshares paid its eighth consecutive 5% stock dividend. In February 2002, the Board of Directors approved a 6.6% increase in the cash dividend rate, making this the 34th consecutive year of cash dividend increases.

REVIEW OF FUNDAMENTALS

Commerce is the largest independent bank in our region, with assets of nearly $13 billion. Our size allows us to offer efficiencies associated with scale, while maintaining personal contact with our customers. We provide a full range of services and products through 345 locations spanning three states. Our convenient branch locations are supplemented by an expansive ATM network that supports almost 25 million transactions per year.

We divide our operations into three primary areas: payment systems, credit underwriting and lending, and asset management. To our customers, however, we are a single, responsive unit with the total relationship being our primary concern. We create long-term partnerships by understanding the full scope of our customers' needs, their resources, their goals, and the environment in which they do business.

TOTAL LOANS AND DEPOSITS


$11
$ 9
$ 7
$ 5
$ 3
$ 1
(IN BILLIONS)
92 93 94 95 96 97 98 99 00 01
TOTAL LOANS
TOTAL DEPOSITS

10yr compound growth rate:
Loans - 9%
Deposits - 6%

Our operations are a reflection of our core values: integrity, customer focus, team orientation, pursuit of excellence, and a long-term view. This year, Commerce initiated programs to elevate customer focus to a point of competitive distinction. We create greater depth in customer relationships by raising service levels and making an explicit commitment to customers that in each interaction we will *ask*, *listen*, and *solve*. This promise extends across our entire customer base.

Many Commerce employees are, in fact, owner-managers whose compensation is tied to expanding customer relationships, and subsequently, growing earnings per share. During the past year, training and incentive compensation expenses were equivalent to 12% of total compensation. This seasoned and motivated management team joins a network of community directors that share a vested interest in performance and customer satisfaction. A key part of our super-community strategy, our local boards provide us a direct connection to the business community, sharpening our focus on local needs, issues, and opportunities.

LOOKING TO THE FUTURE

As a financial services organization we are committed to rational, sustained growth over the long term for the sake of our customers. This, in turn, produces significant returns for shareholders. Our high asset quality, continued pattern of revenue growth, and meaningful differentiation in the marketplace put us in a strong position to succeed.

Our focus on internal growth produces steady expansion in the number and depth of core relationships. We believe this to be a superior business model. Continued growth in retail household relationships now gives Commerce a 25% share on average of the markets we serve. We have expanded accounts 4% in 2001 and more than 8% per annum over the last five years. Greater penetration of these relationships is further evidenced by the 8.5% growth in retail fee income in 2001.

PAYMENT SYSTEMS

The Bank's most valuable asset is its role in providing payment solutions for its customers. Commerce Bank is a major player in plastic, electronic, and paper-based payment systems, with revenue attributed to payment systems of $183 million in 2001, an increase of 4% over the prior year. We are committed to investing in systems and technology to grow with our customers' payment needs.

Fee growth is highlighted by increased debit card usage. Monthly off-line dollar volume per active debit card account is 20% higher than industry averages, and the average number of transactions per month is 50% greater. As a result, the contribution to revenue by payment systems across all of our business lines (54%) is substantially higher than the average for regional bank holding companies.

GROWTH IN REVENUE AND REVENUE PER SHARE


$800
$600
$400
$200
$ 0
TOTAL REVENUE (IN MILLIONS)
$12
$10
$ 8
$ 6
$ 4
$ 2
$ 0
REVENUE PER SHARE
92 93 94 95 96 97 98 99 00 01
NET INT. INCOME
NON-INT. INCOME
REVENUE PER SHARE

Business

Commerce focuses on an integrated system to provide payment solutions for commercial customers. Through a substantial investment in technology and new product development, Treasury Services revenue increased 12% in 2001. Merchant credit card processing continues to be a major revenue contributor, through strategic emphasis on custom solutions rather than merely low-cost offerings. Profitable, core relationships have been expanded by providing: electronic information; customized debit and procurement systems; image-enabled lockbox services; and internet payment processes.

Business debit cards, targeting small businesses and offering similar convenience to our retail debit cards, were launched in 2001. The business cards have a higher average purchase amount ($78 business customer vs. $33 retail consumer) and the average number of monthly transactions is greater than the average for Visa debit issuers. With over 35,000 active procurement and travel & entertainment cards issued to approximately 5,400 companies, Commerce ranks as the 15th largest provider nationally according to the latest Nilson Report.

Consumer

Commerce has gained significant market share in consumer checking accounts and debit cards in the last five years. While continuing to emphasize core account growth, we are also focusing on expanding existing customer relationships.

CommerceOptions℠ accounts, new in 2001, reward customers for deeper, more profitable relationships and offer incentives for the customer to consolidate multiple financial services providers into a single Commerce relationship.

A strategic focus on meeting all of our customers' needs, combined with the delivery of new products, has already produced measurable results. Over the last year, the number of multi-service households increased substantially, and now represents 70% of our customer households. The number of accounts and services per household also rose, resulting in 10% growth in the average profit per household.

We work to develop revenue streams attached to consumer-friendly products while reducing our cost of service delivery. The total number of transactions for consumer payment systems grew in the past year, led by a 28% increase in debit card usage. Similar growth in internet banking reflects the Commerce philosophy of migration to high-convenience, low-cost service channels. Over 11% of retail checking customers are currently active internet banking users.

CREDIT UNDERWRITING AND LENDING

Intelligent lending originates from well-established relationships. Commerce Bank's primary lending focus is in our Midwestern market, with an emphasis on multi-product customers. Our strong underwriting record historically has been the result of solid relationships with our borrowers.

NON-PERFORMING ASSETS



NON-PERFORMING ASSETS (IN MILLIONS)
$35
$30
$25
$20
$15
$10
$ 5
$ 0
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
% NPA TO LOANS
92
93
94
95
96
97
98
99
00
01
NON-PERFORMING ASSETS
% NON-PERFORMING ASSETS TO LOANS

Economic conditions last year reduced commercial loan demand significantly after several years of double-digit growth. We continue to actively expand and seek new commercial and consumer lending relationships while closely monitoring credit conditions. We have also invested in new credit scoring and profitability systems to optimize risk-based returns and make better pricing and underwriting decisions.

Business Lending

Commerce was able to maintain business lending activity levels this year in the face of substantial downturns in virtually every business sector. While our geographic markets were not immune to these national trends, our customers continued to find opportunities for growth.

ALLOWANCE FOR LOAN LOSSES



% ALLOWANCE TO LOANS
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
92
93
94
95
96
97
98
99
00
01
ALLOWANCE FOR LOAN LOSSES TO LOANS

Small business activity has become an active component of loan volume, as our small business banking initiative continues to concentrate on those industries and companies with the best credit/repayment profiles. Commerce intends to leverage our excellent branch systems, strong cadre of branch managers, and network of well-respected community directors to substantially expand our small business relationships.

Our commercial lending portfolio remains diverse and stable, with a net charge-off ratio of .15% in 2001, well below current industry averages. We continue to lend in markets we know, which are economically diverse, building on long-term relationships in our region.

Consumer Lending

Commerce offers a full range of consumer borrowing products from car loans to home loans, credit cards to credit lines. Our role as a super-community bank works well for us and our customers, because we are able to reap many efficiencies of scale while also providing neighborhood convenience. We continue to be a major consumer lender in first and second home mortgages, car loans, and credit cards in our geographical markets.

While many banks our size have divested their credit card businesses, Commerce views card products as a central part of the payment systems strategy, as well as a valuable part of the comprehensive customer relationship. In an increasingly competitive market place, the Commerce card portfolio continues to perform well. Account acquisition has increased 29% over the past year by focusing on existing bank customers. We achieved an additional 4% penetration of our current customer base, thus cementing and expanding those relationships.

Over the last several years, we have consolidated installment and credit card lending to reduce unit costs. Last year, we experienced a 72% increase in the volume of home equity lines, while service levels improved, and origination costs per loan declined.

We continue to originate and disburse guaranteed student loans, maintaining our commitment to area colleges and universities. Last year was a record year in student loan origination and sales. It also establishes early contacts with college graduates who begin their careers in Midwestern markets.

ASSET MANAGEMENT

Commerce provides a variety of asset management services ranging from short-term money market investments to total portfolio management for both individual and institutional clients. Trust, brokerage, and fixed income units accounted for approximately 12% of last year's revenue. In 2001, we had a record year in our fixed income Capital Markets Group with revenues increasing 50% to $25 million, while our full-service brokerage business was weaker due to difficult financial markets. We also changed the name of our Investment Management Group to The Commerce Trust Company to better describe our client relationships and the fiduciary role we play within our trust division.

Total assets under management amounted to $9.6 billion at year end. Over the past five years, average annual growth in assets under management was 10%. In addition, custody assets totaled $7.0 billion. Total fees, in 2001, were $62.8 million, an increase of 7% over the prior year.

MONEY MANAGEMENT FEES



$90
$75
$60
$45
$30
$15
$ 0
FEES (IN MILLIONS)
92
93
94
95
96
97
98
99
00
01
TRUST
CAPITAL MARKETS

Our Private Banking customer base continues to expand as well. Investment services for these customers add significantly to our total assets under management. At the same time, we have created a total-spectrum financial resource for the higher-income profile we have strategically targeted. Through our emphasis on the full relationship, loans outstanding for these customers grew by 14% to $215 million in 2001. Much of this growth has been fueled by a new Private Banking model in the St. Louis market that will now be implemented throughout the Commerce system.

While income from trading volume was down for Commerce Brokerage Services, Inc., the number of customers continues to grow. Moreover, the focus on referrals from within the Bank's customer base has produced a 33% increase in referrals during the past year.

Through Commerce Trust, a wide range of employee benefit plans, endowment and foundation product offerings are also available to commercial and institutional customers.

The Capital Markets Group maintains its focus on investment products and services to help commercial customers maximize their interest income on operating cash.

TECHNOLOGY

With respect to technology investments, our goal is to reduce unit costs and improve the customer experience. An example of this strategy was this year's completion of our new consolidated contact center in St. Louis. Commerce now offers a more productive and efficient service channel to supplement the branch network. The center handles more than 165,000 calls a month, with an average response time of less than 20 seconds, all while lowering the Bank's total service cost.

Internet banking usage levels grew throughout 2001. Our online customers spent an average of 10% more time on our site in 2001 compared with 2000. These are some of our best customers, individually purchasing 27% more products than the typical consumer account, and are 15% more profitable on average.

Technological advances made a positive impact in traditional service areas as well. Imaging technology now broadly available to business customers not only makes transaction handling faster and more efficient, but also reduces exposure to loss or fraud. Similar efforts in the loan processing functions improve customer service, lower expenses, and increase capacity. These initiatives also will make possible self-service alternatives via future online options.

Commerce is committed to making strategic investments in technology to provide high levels of service and access to information at a competitive unit price. We continue to be very competitive against other financial providers by pursuing this technology investment strategy.

SUMMARY

Difficult economic times almost always create opportunities for nimble, focused companies to expand relationships and improve market share. The dramatic wave of consolidation within the financial services industry during the 1990s has more sharply defined our niche as a super-community bank. The combination of more affordable technology and less bureaucracy have given mid-sized financial services companies a competitive edge in terms of product offerings, while providing a higher, more personalized level of service.

TOTAL SHAREHOLDER RETURN



20%
15%
10%
5%
0%
-5%
-1%
4%
11%
12%
13%
17%
3 YEAR
5 YEAR
10 YEAR
S & P 500
CBI

Your management team is committed to building the strongest banking franchise it can, measured by satisfied customers and motivated employees. Our first objective is to increase franchise value measured by long-term growth in earnings per share. Although growth in earnings per share at 4% in 2001 was below recent results, we made progress in account growth, market share, and continued investment for the future. This strategic focus should assure very competitive long-term returns for our shareholders.

Thank you for your continued support.

Sincerely,

David W. Kemper

David W. Kemper, Chairman
Commerce Bancshares, Inc.
February 11, 2002

A century of shared vision

Tension Envelope Company in Kansas City celebrated their 115th anniversary last year. Their banking relationship with Commerce goes back more than a 100 years as well. With 40 offices and a dozen manufacturing facilities across the country, producing more than 12 billion envelopes a year, Tension is testimony to the value of exploring and meeting customers' unique needs over the long-term.

A family owned business, Tension sells directly to companies and organizations with specialized mailing and packaging requirements. Growth has been steady, as the Company has added manufacturing equipment and technology to keep pace with an expanding market. Commerce Bank has been there throughout, to meet financing requirements for both equipment and real estate.

In the intensely competitive envelope industry, dealing with high volumes and low unit costs, success is often defined by subtle differences in manufacturing capability, and by the ability to react quickly to changing trends. Again, Commerce has responded with working capital and cash management services. The financial partnership has continued to grow over the century as Tension has grown, and Commerce now provides payment processing, payroll, and private banking services for executives.

Recently, through equipment financing provided by Commerce, Tension has enhanced both envelope and printing equipment technology to prepare for the challenges of the next generation.

SUMMARY OF SERVICES:

- financing for working capital needs
- equipment & real estate financing
- payment processing services
- cash management services, including payroll
- private banking services

EXTRAORDINARY RELATIONSHIPS

Bill Berkley, President and CEO of Tension Envelope, stays competitive by keeping pace with technology.

TECHNOLOGY



An investment in futures

The Boys & Girls Club of Springfield, Inc., involves more than 3,000 youths every year in activities designed to help them reach their full potential as productive, responsible, and caring citizens. While recreation is a big part of the program, the Club works in ways that go far beyond the physical.

And year after year, Commerce Bank is there to help in ways that go far beyond the conventional banking relationship.

Boys & Girls Club programs include educational and enrichment classes, cultural activities, social development groups, recreation, and physical fitness. The Club also feeds 87,000 meals a year to program participants. Three activity centers draw kids from the entire Springfield, Missouri, metropolitan area and many small surrounding communities.

Commerce Bank has provided lines of credit, commercial deposit and payroll accounts, treasury services including a sweep account, and money management through The Commerce Trust Company who serves as asset manager for the endowment fund. Commerce is currently assisting in the structuring of a bond issue for needed facilities improvement, backed by a letter of credit.

Today, the expanded affiliate of Boys and Girls Club of America thrives on community support, not only in the form of contributions, but in personal volunteer efforts as well.

The Commerce commitment goes beyond professional services to include personal involvement by bank officers on local boards and committees and the National Advisory Council, and in spearheading the current capital campaign. Our community activities are an important part of our long-term view.

SUMMARY OF SERVICES:

- commercial loans and lines of credit
- trust and portfolio management for endowment fund
- sweep account
- primary operating account and payroll account
- certificates of deposit
- letters of credit
- bond financing
- brokerage services for third-party charitable stock donations

EXTRAORDINARY

Bill Stalnaker, Director of Resource Development for the Boys & Girls Club of Springfield, looks for the potential in youth.

COMMITMENT

POTENTIAL



All a part of growing up

As a preschool teacher in the 50's, Frances Gershon noticed that there just weren't a lot of creative playthings for her students to use. What might have been only a frustration to others, she saw as an opportunity. The result became Constructive Playthings, a division of the fledgling U.S. Toy Company.

Many other people felt the same need for good toys with an emphasis on creativity and educational value, and the Company expanded quickly. Commerce Bank was there from the beginning, in 1953, to ease the growing pains.

The Business has since relocated several times, and is now headquartered in a 900,000 sq. ft. office/warehouse in Grandview, Missouri, with retail outlets in key cities from coast to coast. Commerce has provided financing as required for expansion.

The Company's offerings grew to include non-violent toys, games, and dolls and family puppets representing the diversity in people, making children aware and accepting of all differences. The Commerce partnership kept pace in diversified services, to include deposit and investment services, payment processing for their substantial mail order business, and personal banking services for key management.

Still owned by Mrs. Gershon and her three children, U.S. Toy Company now operates as three divisions: U.S. Toy, a wholesaler of carnival, decoration and party goods; Constructive Playthings, dealing in toys, books, teaching aids, school supplies and preschool furniture; and U.S.T. Magic, a wholesaler of magic and clowning materials and instructions.

SUMMARY OF SERVICES:

- primary operating account
- cash management services
- expansion financing
- investment services
- payment processing for their retail and mail order businesses
- personal banking for key management

EXTRAORDINARY

Frances Gershon, CEO of U.S. Toy, stocks playthings that emphasize creativity and diversity.

GROWTH



Placing trust in professional hands

Logan College of Chiropractic, founded in Chesterfield, Missouri in 1935, provides its students a thorough knowledge of the structure and function of the human body, and equips them as professionals to render a valuable service. Understandably, much of their education stresses the way things are connected.

Similar principles of connection and service commitment apply to banking. The relationship between Commerce Bank and Logan College began more than 10 years ago with guaranteed student loans, which Commerce both originates and disburses. It's a service many banks don't provide, and success in the program opened the door to an expanded banking relationship.

Commerce now also provides Logan College with business checking, cash management services, a sweep account, campus ATM facility, student accounts and payment processing, plus investment services through The Commerce Trust Company.

As the scope of the Logan/Commerce partnership has increased, the developing synergy has fostered greater depth as well. In part because of the Bank's increased visibility on campus, student account activity has shown dramatic increases, and student loans have increased from $3.8 million in 1997 to $13.2 million in 2001.

Growing by expanding services is a key part of the Commerce strategy. Such internal growth is not only good business for the Bank, but yields direct benefits to both Logan College and its students as well.

SUMMARY OF SERVICES:

- student loans
- business checking
- cash management services
- sweep account
- institutional trust services
- ATM on campus
- student checking accounts and retail banking services
- payment processing services

EXTRAORDINARY

George Goodman, President of Logan College of Chiropractic, stresses the relationship between knowledge and service capability.

SERVICE



KNOWLEDGE

CONSOLIDATED BALANCE SHEETS

Commerce Bancshares, Inc. and Subsidiaries

	December 31	
	2001	2000
	(In thousands)	
ASSETS		
Loans, net of unearned income	$ 7,638,482	$ 7,906,665
Allowance for loan losses	(129,973)	(128,445)
Net loans	7,508,509	7,778,220
Investment securities:		
Available for sale	3,654,919	1,864,991
Trading	12,265	20,674
Non-marketable	52,334	55,238
Total investment securities	3,719,518	1,940,903
Federal funds sold and securities purchased under agreements to resell	375,060	241,835
Cash and due from banks	824,218	616,724
Land, buildings and equipment - net	313,383	257,629
Goodwill and core deposit premium - net	50,580	58,182
Other assets	111,538	221,624
Total assets	$12,902,806	$11,115,117

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Deposits:		
Non-interest bearing demand	$ 1,579,759	$ 1,564,907
Savings and interest bearing demand	5,652,716	5,049,729
Time open and C.D.'s of less than $100,000	2,188,448	2,081,057
Time open and C.D.'s of $100,000 and over	611,043	386,045
Total deposits	10,031,966	9,081,738
Federal funds purchased and securities sold under agreements to repurchase	1,087,402	543,874
Long-term debt and other borrowings	392,586	224,684
Other liabilities	118,369	121,066
Total liabilities	11,630,323	9,971,362
Stockholders' equity:		
Preferred stock, $1 par value Authorized and unissued 2,000,000 shares	–	–
Common stock, $5 par value Authorized 100,000,000 shares; issued 65,575,525 shares in 2001 and 62,655,891 shares in 2000	327,878	313,279
Capital surplus	213,888	147,436
Retained earnings	700,230	671,147
Treasury stock of 138,565 shares in 2001 and 78,513 shares in 2000, at cost	(5,187)	(2,895)
Other	(1,749)	(1,179)
Accumulated other comprehensive income	37,423	15,967
Total stockholders' equity	1,272,483	1,143,755
Total liabilities and stockholders' equity	$12,902,806	$11,115,117

Refer to the Commerce Bancshares, Inc. 2001 Annual Report on Form 10-K, which will be issued in March 2002, for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Commerce Bancshares, Inc. and Subsidiaries

(In thousands, except per share data)	For the Years Ended December 31 2001	2000	1999
INTEREST INCOME			
Interest and fees on loans	$590,341	$663,852	$574,738
Interest on investment securities	138,235	133,799	161,591
Interest on federal funds sold and securities purchased under agreements to resell	22,386	14,517	14,297
Total interest income	750,962	812,168	750,626
INTEREST EXPENSE			
Interest on deposits:			
Savings and interest bearing demand	101,102	149,914	131,797
Time open and C.D.'s of less than $100,000	121,851	112,182	109,857
Time open and C.D.'s of $100,000 and over	27,699	18,275	14,572
Interest on federal funds purchased and securities sold under agreements to repurchase	19,372	44,964	27,827
Interest on long-term debt and other borrowings	13,028	6,180	572
Total interest expense	283,052	331,515	284,625
Net interest income	467,910	480,653	466,001
Provision for loan losses	36,423	35,159	35,335
Net interest income after provision for loan losses	431,487	445,494	430,666
NON-INTEREST INCOME			
Trust fees	62,753	58,588	55,773
Deposit account charges and other fees	84,486	71,025	68,538
Credit card transaction fees	54,583	51,453	44,466
Trading account profits and commissions	15,332	8,594	10,310
Mortgage banking revenue	6,195	3,521	4,937
Net gains on securities transactions	3,722	541	892
Other	50,441	59,086	51,293
Total non-interest income	277,512	252,808	236,209
NON-INTEREST EXPENSE			
Salaries and employee benefits	236,133	220,656	215,217
Net occupancy	32,027	30,381	27,950
Equipment	21,991	20,673	20,612
Supplies and communication	33,778	34,048	33,800
Data processing and software	47,178	48,664	44,350
Marketing	12,914	13,274	12,915
Goodwill and core deposit amortization	7,601	8,016	8,528
Other	48,016	54,669	55,643
Total non-interest expense	439,638	430,381	419,015
Income before income taxes	269,361	267,921	247,860
Less income taxes	87,387	89,347	81,647
Net income	$181,974	$178,574	$166,213
Net income per share - basic	$ 2.76	$ 2.66	$ 2.38
Net income per share - diluted	$ 2.73	$ 2.63	$ 2.35

Refer to the Commerce Bancshares, Inc. 2001 Annual Report on Form 10-K, which will be issued in March 2002, for a complete set of consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Commerce Bancshares, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Commerce Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years then ended (not presented herein); and in our report dated January 31, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Kansas City, Missouri
January 31, 2002

COMMUNITY DIRECTORS

The business and civic leaders who serve as our Community Bank Directors are not only business ambassadors, but vital monitors of the community pulse as well. Though they are an essential part of our business development efforts, they also have earned their positions as key contributors to community development. We see this relationship between Commerce and community as central to growth. Feel free to contact any of our directors through your nearest Commerce Bank.

ST. LOUIS METROPOLITAN REGION

Douglas A. Albrecht
Centric Group

Adrian N. Baker, II
Adrian Baker & Company

James K. Berthold
Sunnen Products Company

Jerry L. Byrd
Commerce Bank

Joseph Forshaw, IV
Forshaw of St. Louis

James G. Forsyth, III
Moto, Inc.

Harold F. Helmkampf
Harold F. Helmkampf General Contractor, Inc.

Paul F. Hummer
Retired
A P Green Industries, Inc.

David W. Kemper
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Alois J. Koller, Jr.
Koller Enterprises, Inc.

Seth M. Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Ronald K. Lohr
Lohr Distributing Co., Inc.

Arthur E. Lottes, III
CarQuest Corp.

John B. Morgan
Subsurface Constructors, Inc.

Thomas M. Noonan
Commerce Bank, N.A.

Jerome M. Rubenstein
Bryan Cave, LLP

Steven F. Schankman
Contemporary Events, L.C.C.

James E. Schiele
St. Louis Screw & Bolt Company
Division of Park Ohio Structed Hardware

William A. Sullins, Jr.
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Timothy K. Swank
Swank Motion Pictures, Inc.

Frank R. Trulaske
True Fitness Technology

Gregory B. Vatterott
Charles F. Vatterott & Co.

Earl E. Walker
Carr Lane Manufacturing Co.

Kelvin R. Westbrook
Millennium Digital Media

ST. LOUIS EAST REGION

Tino D. DiFranco
Lucky Strike Bowling Lanes

Reverend William G. Gillespie
Cote Brilliante Presbyterian Church

J.L. (Juggie) Hinduja
Sinclair Industries, Inc.

Michael E. Kennedy
Kennedy Associates, Inc.

Myron J. Klevens
Restaurant Consulting, Inc.

ST. LOUIS CENTRAL REGION

Cyrus Blackmore
Blackmore & Glunt, Inc.

Donald Gerber
Gerber Chapel

Herbert S. Jones
Messenger Printing & Publishing, Inc.

Daniel P. Leach
P.M. Leach Painting Co.

Stephen Mattis
Allied Industrial Equipment Corp.

Lisa D. McLaughlin
Partner; Lewis, Rice and Fingersh

Richard C. Mueller, Jr.
Bopp Funeral Chapel

Carl A. Rausch
Lutheran Senior Services

ST. LOUIS WEST REGION

Richard K. Brunk
Attorney at Law

James N. Foster, Jr.
McMahon, Berger, Hanna,
Linihan, Cody & McCarthy

Richard E. Hrabko
Spirit of St. Louis Airport

Stuart Krawll
Beam of St. Louis, Inc.

Gary Olson
St. Luke's Hospital

Jim Shubert
Shubert Design

Lawrence J. Siegel
Hochschild, Bloom & Co., LLP

Bill Voss
American Family Insurance

ST. LOUIS NORTH/ ST. CHARLES COUNTY

Thomas J. Barklage
Barklage, Barklage, Brett,
Martin & Wibbenmeyer

Jill Greer Baue
Baue Funeral Homes

David R. Demien
Demien Construction Co.

Kevin F. Kast
St. Joseph Health Center

Peter J. Mihelich, Jr.
Goellner Printing, Inc.

Ronald W. Ohmes
Kirchner Block & Brick, Inc.

David W. Otto
Handyman Hardware

Tarlton J. Pitman
Pitman Funeral Home, Inc.

Vincent A. Schneider, Jr.
St. Charles Clinic

William B. Schuman
Gold Star Paving

Brenda Wetter Ward
Hackmann Lumber Company

William J. Zollmann, III
Attorney at Law

Donald J. Zykan, Jr.
Zykan Properties & Investments

ST. LOUIS SOUTH REGION

Dr. Maria C. Albano
Physician

Charles H. Baechle
Plastic Veneers, Inc.

Donald Hawkins
8-D Corporation

John W. Howald
Thurman, Howald, Weber, Senkel & Norrick

Dr. Richard McMullin
Prudential Individual Financial Services

Louis J. Naeger
Naeger & Associates

KANSAS CITY METROPOLITAN REGION

Kevin G. Barth
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Thomas M. Bloch
University Academy

John O. Brown
Retired
Commerce Bancshares, Inc.

Lee A. Derrough
Hunt Midwest Enterprises, Inc.

Stephen D. Dunn
J. E. Dunn Construction Company

Brian D. Everist
Intercontinental Engineering Manufacturing Corporation

Dr. Martha Gilliland
University of Missouri at Kansas City

C. L. William Haw
National Farms, Inc.

Robert W. Honse
Farmland Industries, Inc.

Jonathan M. Kemper
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Emil E. Lansu
Bayer Corporation

John T. Lockton, III
Lockton Companies, Inc.

John N. McConnell
Labconco Corporation

Dennis A. Mullin
Steel & Pipe Supply Co., Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Lamson Rheinfrank, Jr.
BHA Group Holdings, Inc.

Laidacker M. Seaberg
Midwest Grain Products, Inc.

Charles S. Sosland
Sosland Companies, Inc.

Warren W. Weaver
Retired
Commerce Bancshares, Inc.

Hugh J. Zimmer
The Zimmer Companies

HARRISONVILLE

Robert W. Atkinson
Retired

Connie Aversman
Commerce Bank, N.A.

Marvin Burris
Retired

Larry Dobson
Quality Raymore Rentals

Elvin S. Douglas, Jr.
Crouch, Spangler & Douglas

Martin E. Ismert
Sioux Chief Mfg. Co., Inc.

William James
Inland Newspaper Machinery, Corp.

William Mills
Family Center of Harrisonville

J. Harold Smith
J. Harold Smith Realty, Inc.

LEAVENWORTH

J. Sanford Bushman
BCC Business Svcs, Inc.

Norman B. Dawson
Retired
Commerce Bank, N.A.

David A. Greenamyre
Greenamyre Rentals, Inc.

Stephen J. Kempf
Armed Forces Insurance Exchange

James H. Linn
Retired
Commerce Bancshares, Inc.

Dr. Jeanette Lozenski
Saint John Hospital

John Douglas McCrary
Hallmark Cards

Ivan J. Meyer
Retired
Commerce Bank, N.A.

Bill Petrie
Commerce Bank, N.A.

Edward J. Reardon, II
Commerce Bank, N.A.

James R. Rucker
Commerce Bank, N.A.

JOHNSON COUNTY

Kevin G. Barth
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Becky Blades
Blades & Associates

Tom P. Carrico
Gill Studios, Inc.

Robert E. Choun
Metro Air Conditioning Co.

Richard Cray, Jr.
Premier Wine & Spirits, Inc.

Isak Federman
F & G Investment

Chris Herre
Rose Construction

Michael J. McNicoll
McNicoll Developments, Inc.

Craig Patterson
Eskridge, Inc.

Greg Preib
Greg Prieb Homes, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Tom Rendleman
Trend Plastics, Inc.

Carl E. Seaton
Seaton Van Lines, Inc.

Brian Smith
Attorney at Law

LAWRENCE

John W. Brand, Jr.
Stevens & Brand, LLP

Martin B. Dickinson, Jr.
Barber, Emerson, Springer, Zinn & Murray, LC

Sidney A. Garrett
Brown Cargo Van

Mark A. Gonzales
Commerce Bank, N.A.

Donald A. Johnston
Commerce Bank, N.A.

Martin W. Moore
Advanco, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Delbert Shankel
University of Kansas

Dan Simons
The World Company

Michael Treanor
Michael Treanor Architects

Warren W. Weaver
Retired
Commerce Bancshares, Inc.

CENTRAL ILLINOIS
BLOOMINGTON

Andrew F. Anderson
Commerce Bank, N.A.

Mark Arends
Arends Brothers, Inc.

Dale L. Ernst
Farmer

George A. Farnsworth
Farnsworth and Wylie

Robert T. Fleming
Fleming Law Office

Ronald R. Guthoff
Guthoff & Company

Parker Kemp
Commerce Bank, N.A.

Richard A. Lenahan
Retired

Ollie Myers
Myers, Inc.

Vincent J. Nooney
Commerce Bancshares, Inc.

David K. Stark
Stark Excavating, Inc.

Eugene Striegel
Striegel, Knobloch & Co.

CENTRAL ILLINOIS PEORIA

Bruce Alkire
The Finch Companies

Daniel J. Altorfer
United Facilities

Larry E. Clore
Multi-Ad Services, Inc.

Lowell "Bud" Grieves
Mark Twain Hotels

Joseph Henderson
Commerce Bank, N.A.

Vincent J. Nooney
Commerce Bancshares, Inc.

Gene A. Peterson
Husch & Eppenberger, L.L.C.

Timothy F. Shea
Shea Property Management

Thomas E. Spurgeon
Lincoln Office Supply Company

Terry N. Thorstenson
Caterpillar, Inc.

CENTRAL ILLINOIS TAZEWELL COUNTY

Ralph Brower
Retired

Brian Cahill
Midwest Grain Products

Frank H. Mackaman
Dirksen Congressional Center

Carol Shields
Pekin Chamber of Commerce

SPRINGFIELD

Roger Campbell
Campbell Ford-Mercury, Inc.

Kenneth L. Carter
Rankin Company

Lester B. Cox
Modern Tractor & Supply

Joe C. Greene
Greene & Curtis, LLP

Bunch Greenwade
Midwest Plant Food Co./Rancher

Robert A. Hammerschmidt, Jr.
Commerce Bank, N.A.

Seth Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Donald G. Martin, Jr.
E. A. Martin Machinery Company

Mary Kay Meek
Trymeek Corporation

Alvin D. Meeker
Commerce Bank, N.A.

James E. Moore
Investments

Lawrence P. Mueller
Investments

Robert B. Murray, Jr.
R. B. Murray Company

BOLIVAR

Barry S. Bishop
Alltel Communications

Charles Fraser
Investments

Mick Hood
Farmers Insurance Group

Robert Moreland
Commerce Bank, N.A.

Ed Peterson
Century 21-Peterson Real Estate

Gary Stewart
Retired

Dr. C. Pat Taylor
Southwest Baptist University

R. D. Vestal
Vestal Equipment Co. Inc.

MIDSTATE MISSOURI

Ben Ames
Executive Aircraft Corp.

Daniel Atwill
Atwill & Montgomery

Tim Brubaker
Commerce Bank, N.A.

Morris F. Burger
Burger's Country Cured Hams

Steve Erdel
Commerce Bank, N.A.

Jerry Halterman
Halterman & Associates

Joe Hartman
Commerce Bank, N.A.

Ron Hopkins
Commerce Bank, N.A.

Jack W. Knipp
Knipp Enterprises

Seth Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

David A. Machens
Machens Enterprises

Teresa Maledy
Commerce Bank, N.A.

Vincent J. Nooney
Commerce Bancshares, Inc.

Mike Petrie
Commerce Bancshares, Inc.

Robert K. Pugh
MBS Textbook Exchange

James Rolls
Associated Electric Cooperative

James Schatz
Commerce Bank, N.A.

Dr. Pallop Siripipat
Mexico Women's Health Specialists

Col. C. R. Stribling, III
Missouri Military Academy

Jack Waters
Tribune Publishing Company

Larry D. Webber
Webber Pharmacy

Dr. John S. Williams
Horton Animal Hospital

WICHITA

Stanley R. Ahlerich
Rancher/Farming

Dr. Donald L. Beggs
Wichita State University

Michael E. Bukaty
Latshaw Enterprises, Inc.

John C. Clevenger
Commerce Bank, N.A.

Monte A. Cook
Commerce Bank, N.A.

Thomas E. Dondlinger
Dondlinger & Sons Construction Co., Inc.

Andrew E. Gore
Gore Oil Company

Stephen W. Hayes
The Hayes Company

Jack B. Hinkle
Hinkle Oil Company

David D. Hodge
Commerce Bank, N.A.

Ronald W. Holt
KGE/Western Resources

Fran D. Jabara
Jabara Ventures Group

Paul D. Jackson
Vantage Point Properties

Tom J. Kemp
Kemp Construction

Jonathan M. Kemper
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Fritz R. Krohmer
Commerce Bank, N.A.

Randolph D. Love
The Love Box Company, Inc.

Derek L. Park
PMS Foods, Inc.

Marilyn B. Pauly
Commerce Bank, N.A.

Margaret A. Schuller-Dechant
Commerce Trust Company

Clifford W. Stone
Commerce Bank, N.A.

Thomas D. White
White & Ellis Drilling, Inc.

BUTLER COUNTY (EL DORADO)

Eugene S. Adams
Retired

Ray L. Connell
Connell & Connell

Dallas Flowers
Flowers Production Co., Inc.

Terry R. Neher
Commerce Bank, N.A.

Dr. Jackie Vietti
Butler County Community College

HUTCHINSON

Brett Mattison
Decker & Mattison Company

Pamela D. Pierce
Reno Pathology Associates

Mike Ringwald
Farmer (Ellinwood, KS)

Jon H. Starks
Commerce Bank, N.A.

COWLEY COUNTY

Kent Miller
Farm Management Assoc. No. 6

Jim Salomon
Gordon Piatt Partners Group

Mark D. Utech
Commerce Bank, N.A.

ST. JOSEPH

Robert J. Brown, Jr.
Robert J. Brown Lumber Company

James H. Counts
Attorney at Law

Richard N. DeShon
Artesian Ice & Cold Storage

Pat Dillon
Dillon Company

Karen M. Graves
Civic Leader

William J. Hurley
Smurfit/Stone Container Corporation

Larry R. Muck
Commerce Bank, N.A.

Kevin J. O'Malley
O'Malley Beverage, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

P. Gordon Robaska
Missouri Western State College

Emil H. Sechter
Commerce Bank, N.A.

E. Pat Speiser
Commerce Bank, N.A.

SOUTHEAST MISSOURI CAPE GIRARDEAU

David F. Dormeyer
Prudential Bridgeport, Inc. Realtors

Judy Foeste
Kenneth E. Foeste Masonry, Inc.

Dr. Jonathan K. Foley
Cape Girardeau Surgical Clinic, Inc.

W. Cliff Ford
Ford & Sons Funeral Home, Inc.

Alan D. Gregory
Gregory Construction, Inc.

Mike Kasten
Kasten Farms

John A. Layton
Vogel, Layton & Lewis, LLC

Vincent J. Nooney
Commerce Bancshares, Inc.

Tom Reinagel
Kelso Supply Co, Inc.

Roger L. Tolliver
Commerce Bank, N.A.

SOUTHEAST MISSOURI POPLAR BLUFF

John H. Bloodworth
Associate Circuit Court Judge

Bill Brandt
Commerce Bank, N.A.

Larry L. Cotrell
Cotrell Funeral Chapel

Luther P. Godwin
Ozark Ridge Golf Course

Larry Hillis
Larry Hillis Chrysler-Plymouth-Dodge-Jeep

James P. McLane
McLane Transport, Inc.

Vincent J. Nooney
Commerce Bancshares, Inc.

Mary A. Phyfer
VP & Dean of Academic Affairs
Three Rivers Community College

Dr. Ben N. Till
Kneibert Clinic
Three Rivers Healthcare South

Roger L. Tolliver
Commerce Bank, N.A.

BARRY COUNTY

William A. Easley, Jr.
Commerce Bank, N.A.

Joe R. Ellis
Retired Attorney At Law

John Henbest
Farmer

Jon L. Horner
Commerce Bank, N.A.

Mike McCracken
Jakel Industries

Eugene Miekley
Miekley and Cupps, DVM Office

Doug Neff
Commerce Bancshares, Inc.

Mike Petrie
Commerce Bancshares, Inc.

Keith Shumaker
Shumaker Tire, Inc.

LEBANON

Jerry N. Benson
Commerce Bank, N.A.

Lester M. Evans
Farmer

Alvin D. Meeker
Commerce Bank, N.A.

Mike Petrie
Commerce Bancshares, Inc.

Gary Pulsipher
Breech Medical Center

Dan M. Waterman
CPA

COLUMBUS

Bill Amyx
Investments

Jay Hatfield
Hatfield-Vance Motors, Inc.

Wesley C. Houser
Commerce Bank, N.A.

Don Kirk
H & K Campers

Richard Lloyd
Commerce Bank, N.A.

Doug Neff
Commerce Bancshares, Inc.

Charles Norris
Investments

Darrell Shumake
Attorney at Law

MANHATTAN

John Chalmers
Kansas State University

Don E. Combs
State Mutual Life Insurance Company

Tom Giller
Commerce Bank, N.A.

Neal Helmick
Griffith Lumber Company

James H. Linn
Retired
Commerce Bancshares, Inc.

James T. McCullough
McCullough Development, Inc.

Dr. Roger P. Reitz
Medical Associates of Manhattan

Eleanor G. Stolzer
Griffith Lumber Company

L.W. Stolzer
Griffith Lumber Company

Kenneth W. Thomas
Commerce Bank, N.A.

John Walters
Walters Morgan Construction, Inc.

Roy Worthington
Charlson & Wilson Bonded Abstracters

HANNIBAL

Robert E. Ayers
Ayers Oil Company/Illinois Ayers Oil Co.

David M. Bleigh
Bleigh Construction Co.

John C. Grossmeier
Hannibal Regional Healthcare System

James E. Jones
Bick Broadcasting Co.

Jerold W. Lee
Commerce Bank, N.A.

Vincent J. Nooney
Commerce Bancshares, Inc.

Charles E. Rendlen, III
The Rendlen Law Firm, P.C.

HAYS

Gene Argo
Midwest Energy, Inc.

William F. Aubel
A & A Coors

James W. Aubel
A & A Coors

James Bartels
Commerce Bank, N.A.

Don G. Bickle
S & W Supply Co., Inc.

D.G. Bickle, Jr.
Warehouse, Inc.

Dr. John Jeter
Hays Medical Center

Ken Johnson
Allied, Inc.

Verland Leiker
Commerce Bank, N.A.

James H. Linn
Retired
Commerce Bancshares, Inc.

Gary Shorman
Eagle Communications, Inc.

Thomas L. Thomas
Commerce Bank, N.A.

Vance Westhusin
Midland Marketing Co-op, Inc.

JOPLIN

Dale L. Blanchard
Commerce Bank, N.A.

Kevin R. Bowman
Ozark Terminal

Stan Cox
O & F Machine

E. Brad Fagan
Fagan Electric Co.

David C. Humphreys
TAMKO Roofing Products, Inc.

Fannun A. Kanan
Canaan Land Development

Bob Landis
Landis Construction Company

Barbara J. Majzoub
Yorktown Properties

Doug Neff
Commerce Bancshares, Inc.

Fred S. Osborn
Commerce Bank, N.A.

Peter B. Ramsour
Ramsour & Son Distributing

William M. Scruggs
Larry Hickey Company

Russell G. Smith, II
May Drug Stores – Missouri Division

GARDEN CITY

Caverly Baffa
Finnup Foundation

Dick Fankhauser
Rental Enterprises

Richard Harp
Commerce Bank, N.A.

Dennis Kleysteuber
Farmer/Rancher

Dr. Thomas Koksal
Plaza Medical Center

E. Grant Larkin
Family Dentistry

Stewart Nelson
Gibson, Mancini, Carmichael & Nelson Architects

Michael A. Reed
Southwest Feeders

Lee M. Reeve
Reeve Cattle Co.
Reeve Agri Energy

Archie Rooney
Farmer/Rancher

Pat Sullivan
Field Service Solutions

INDEPENDENCE

James P. Kelly
Commerce Bank, N.A.

James H. Linn
Retired
Commerce Bancshares, Inc.

Roy D. Martin
Retired
Farmer & Stockman

Phil Near
Crescent Oil

Doug Neff
Commerce Bancshares, Inc.

William L. (Larry) O'Malley
O'Malley Equipment Company

Fred S. Osborn
Commerce Bank, N.A.

Albert K. Sewell, Jr.
Commerce Brokerage Services, Inc.

Paul H. Viets
Commerce Bank, N.A.

Julie Voelker
Commerce Bank, N.A.

Ray Woods
Woods Lumber Company

PITTSBURG

James L. Belew
Pittsburg Automotive Supply, Inc.

Dr. Thomas W. Bryant
Pittsburg State University

Harvey R. Dean
Pitsco, Inc.

Byron A. Deill
Broadway Lumber Company

C. L. Farabi
Pepsi-Cola Bottling Company, Pittsburg

Roberta A. McNay
Investments

Doug Neff
Commerce Bancshares, Inc.

Ronald L. Rhodes
Rhodes Grocery, Inc.

Mark A. Werner
Commerce Bank, N.A.

Judith A. Westhoff
Commerce Bank, N.A.

Wendell L. Wilkinson
Commerce Bank, N.A.

OMAHA

Charles G. Kim
Commerce Bancshares, Inc.

Robert L. Linn
Commerce Bank, N.A.

James Pfeffer
Abrahams, Kaslow & Cassman

Kenneth J. Ragan
Commerce Bank, N.A.

Warren W. Weaver
Retired
Commerce Bancshares, Inc.

Richard A. Zehnacker
First Data Resources

OFFICERS

Chairman of the Board, President and Chief Executive Officer
David W. Kemper

Vice Chairmen
Jonathan M. Kemper
William A. Sullins, Jr.

Executive Vice President, Treasurer and Chief Financial Officer
A. Bayard Clark

Executive Vice Presidents
Charles G. Kim
Seth M. Leadbeater
Robert C. Matthews, Jr.

Senior Vice Presidents
Andrew F. Anderson
Kevin G. Barth
Sara E. Foster
Michael J. Petrie
Robert J. Rauscher
V. Raymond Stranghoener

Vice President, Secretary and General Counsel
J. Daniel Stinnett

Controller
Jeffery D. Aberdeen

Vice Presidents
Carol M. Dickinson
John K. Handy
Richard A. Heider
Justin R. Jones
Patricia R. Kellerhals
Kent D. Kirby
Duane E. Locher
Jeffrey S. Missman
Douglas D. Neff
Vincent J. Nooney
Charles L. Spencer
Geoffrey C. Thomas

Auditor
Wayne McGaugh

DIRECTORS

Giorgio Balzer
Chairman of the Board and Chief Executive Officer
Business Men's Assurance Company of America

John R. Capps
President and Chief Executive Officer
Plaza Motor Company

W. Thomas Grant II
Chairman, President and Chief Executive Officer
LabOne, Inc.

James B. Hebenstreit*
President
Bartlett and Company

David W. Kemper
Chairman, President and Chief Executive Officer
Commerce Bancshares, Inc.

Jonathan M. Kemper
Vice Chairman
Commerce Bancshares, Inc.

Robert C. Matthews, Jr.
Executive Vice President
Commerce Bancshares, Inc.

Thomas A. McDonnell
President and Chief Executive Officer
DST Systems, Inc.

Terry O. Meek
President
Meek Lumber Yard, Inc.

Benjamin F. Rassieur III*
President
Paulo Products Company

L.W. Stolzer*
Chairman of the Board and Chief Executive Officer
Griffith Lumber, Inc.

William A. Sullins, Jr.
Vice Chairman
Commerce Bancshares, Inc.

Andrew C. Taylor
Chairman and Chief Executive Officer
Enterprise Rent-A-Car Company

Mary Ann Van Lokeren
Chief Executive Officer
Krey Distributing Company

Robert H. West*
Retired/Chairman and CEO
Butler Manufacturing Company

** Members of Audit Committee*

Commerce Bancshares, Inc.

1000 Walnut P.O. Box 13686
Kansas City, MO 64199-3686
phone: 816-234-2000
e-mail: buycbsh@cbsh.com
www.commercebank.com